Amy L. Perry Vice President, Assistant General Counsel and Corporate Secretary

July 13, 2010

Via EDGAR and Fax

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549

Re:	NuStar GP Holdings, LLC (the “Company”)
NuStar Energy L.P. (the “Partnership”)
Form 10-K for Fiscal Year Ended December 31, 2009
File No. 1-32940
File No. 1-16417

Ladies and Gentlemen:

This letter sets forth the response of the Partnership and the Company (collectively referred herein as “NuStar”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 29, 2010 (the “Comment Letter”) with respect to the annual report on Form 10-K for the year ended December 31, 2009 and the quarterly report on Form 10-Q for the quarter ended March 31, 2010 for each of the Company and the Partnership. For your convenience, each of the Staff’s comments have been repeated below in italics, in each case with our response set forth immediately thereafter.

In response to the Staff’s comments, NuStar will include appropriate additional disclosure as described below in its respective Form 10-Q or Form 10-K, as applicable, filed with the Commission for its next quarter or year.

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

July 13, 2010

NuStar Energy L.P.

Form 10-K for Fiscal Year Ended December 31, 2009

1.	We have not provided duplicate comments for similar disclosures included in NuStar GP Holdings, LLC’s filings. Please respond in writing to confirm that you will make consistent changes in filings of both registrants where applicable.

Response: We confirm that we will make consistent changes in future filings of both registrants where applicable.

Legal Proceedings, page 34

2.	The reader does not appear to know why the Grace Energy Corporation matter is relevant unless it first reads the disclosure at page 68. Ensure that the reader need not look elsewhere for basic context for the disclosure which appears in this section. Similarly, you refer to a “national sponsored oil company” on page 10, but do not identify it in that context until page 18.

Response: In future filings, we will add the following disclosure to the Grace Energy Corporation Matter after the first sentence: “We acquired Kaneb on July 1, 2005.” With respect to the “national sponsored oil company” referred to on page 10, this disclosure refers to a customer, and our contract with this customer is not material to us. The disclosure on page 18 refers to Petroleos de Venezuela S.A. (PDVSA), the national oil company of Venezuela, which supplies crude oil to us and is not the customer referred to on page 10.

Note 2. Summary of Significant Accounting Policies, page 67

General

3.	We note from your segment information that approximately 23% of your revenues are derived from and 17% of your assets are located in countries outside the United States as of December 31, 2009. Please tell us how you considered disclosing your accounting policy with respect to foreign currency matters. Refer to ASC 235-10-50.

Response: We acknowledge that ASC 235-10-50 requires “Disclosure of accounting principles followed by the entity and the methods of applying those principles that materially affect the determination of financial position, cash flows, or results of operations.” Despite the amount of revenues derived from and assets located in foreign countries, the impact from foreign currencies was not material to the determination of the Partnership’s financial position (less than 1% of total equity), cash flows (approximately 3% of cash provided by operating activities) or results of operations (approximately 2% of income before income tax expense). Therefore, we determined we are not required to disclose a foreign currency accounting policy.

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

July 13, 2010

However, for further clarification, we will add the following Foreign Currency Translation policy to Note 2 in our future filings:

Foreign Currency Translation

The functional currencies of our foreign subsidiaries are the local currency of the country in which the subsidiary is located, except for our subsidiaries located in St. Eustatius in the Netherlands Antilles, whose functional currency is the U.S. dollar. The assets and liabilities of our foreign subsidiaries with local functional currencies are translated to U.S. dollars at period-end exchange rates, and income and expense items are translated to U.S. dollars at weighted-average exchange rates in effect during the period. These translation adjustments are included in “Accumulated other comprehensive income” in the equity section of the consolidated balance sheets. Gains and losses on foreign currency transactions are included in “Other income, net” in the consolidated statements of income.

Inventory, page 68

4.	We note you disclose that all inventories are recorded at the lower of cost or market. Please tell us how you considered disclosing how the carrying amount of your inventory is impacted when designated as the hedged item in a fair value hedge.

Response: We acknowledge that our Inventory policy included in Note 2 states that “all inventories are valued at lower of cost or market.” Additionally, our Derivative Financial Instruments policy indicates that physical inventories associated with a qualifying fair value hedge are adjusted to market values. We propose to clarify our Inventory policy in Note 2 in our future filings to the following:

Inventories

Inventories consist of crude oil and refined petroleum products. Inventories, except those associated with a qualifying fair value hedge, are valued at the lower of cost or market. Cost is determined using the weighted-average cost method. Our inventory consists entirely of one end-product category, petroleum products, which we include in the asphalt and fuels marketing segment. Accordingly, we determine lower of cost or market adjustments on an aggregate basis. Inventories associated with qualifying fair value hedges are valued at current market prices.

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

July 13, 2010

Other Long-Term Assets, page 69

5.	We note that you report asphalt tank heel inventory and ammonia pipeline linefill quantities held as long-term “other assets” in your balance sheet. Please tell us how you classify petroleum linefill including crude oil and refined products on your balance sheet. In addition, please tell us how you classify the related amounts of cash inflows and outflows associated with your asphalt tank heel inventory and ammonia and petroleum linefill within your statements of cash flows. Lastly, please tell us how you considered disclosing your accounting policy for petroleum linefill as well as the process of calculating tank heel and linefill quantities.

Response: The Partnership does not own any petroleum linefill. All crude oil and refined products included in our crude oil and refined product pipelines is owned by our customers. Therefore, we do not include any petroleum linefill in our balance sheets or statements of cash flows, nor do we include a disclosure regarding an accounting policy for petroleum linefill.

We acquired both the asphalt tank heel inventory and the ammonia pipeline linefill as part of business combinations.

The asphalt tank heel inventory represents the volume of product included in the storage tanks below a usable level. The quantity of asphalt tank heels was determined by physically gauging the tanks at the time of acquisition and determining the volume based on the physical dimensions of the storage tanks. Since the dimensions of the storage tanks do not change, the volume of tank heels does not change. Sales of tank heels since the acquisition have only occurred if the tank has been completely emptied for cleaning, thus allowing access to the tank heels. Sales of asphalt tank heels have been immaterial and the cash flows from those sales are included in net cash provided by operating activities.

The ammonia pipeline linefill represents the quantity of product included in the ammonia pipeline. We have determined the quantity of ammonia pipeline linefill by calculating the volume of the ammonia pipeline based on the diameter and length of the pipeline. Since the physical dimensions of the ammonia pipeline do not change, the quantity of ammonia linefill also remains constant. We have not sold any of the ammonia linefill and, therefore, the amounts are not included in our statements of cash flows.

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

July 13, 2010

6.	We note your disclosure that deferred dry-docking costs incurred in connection with major maintenance activities on your marine vessels are amortized over the period of time estimated to lapse until the next dry-docking occurs. Please clarify if you purchased or lease such marine vessels. To the extent you lease such marine vessels, please tell us how you determine the amortization period to the extent the lease is due to terminate prior to the next scheduled dry-docking. Further, please disclose the frequency in which you undergo major maintenance during dry-docking.

Response: All of the deferred dry-docking costs relate to marine vessels the Partnership owns. We do not incur deferred dry-docking costs for marine vessels that we lease. These deferred costs relate to major maintenance activities and are amortized until the next dry-docking occurs in accordance with ASC 908-360-25-2, which is every five years.

Note 13. Commitments and Contingencies, page 81

7.	We note your disclosures regarding the Grace Energy Corporation Matter, the Eres Matter, and the Department of Justice Matter. With respect to each of these matters, please tell us how you considered disclosing the following separately for each specific matter:

•	whether the probability of a loss contingency is probable, reasonably possible, or remote;

•	whether you have recorded a liability the accrued amount, if any; and

•	the possible loss or range of loss to the extent that you have not accrued a liability or if an exposure to loss exists in excess of the amount accrued.

Refer to ASC 450-20-50.

Response:

•	whether the probability of a loss contingency is probable, reasonably possible, or remote;

For each of our contingent losses, including the Grace Matter, the Eres Matter and the Department of Justice Matter, we have assessed, and continue to assess, the probability of a loss and our ability to reasonably estimate the amount of loss in accordance with GAAP. If we determine that a loss is probable and that the amount of the loss can be reasonably estimated, we record an accrual in the amount of our estimate in accordance with ASC 450-20-50.

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

July 13, 2010

In order to assess the likelihood of a loss, and to evaluate if a loss can be reasonably estimated, our management discusses the matter with our internal and external legal counsel and any other outside experts we engage to support us in the matter.

We evaluate each contingent loss continually as the procedural posture or other factors in the particular matter change, but no less than quarterly, and we update our disclosures and our accruals for losses as required by GAAP. If we determine that we are required to record an accrual for a given contingency, then we record an accrual for that matter. For each of the Grace Matter, the Eres Matter and the Department of Justice Matter, the amount we have accrued represents our best estimate of the expected loss for the particular contingency based on current information, our management’s experience and the advice of internal and external legal counsel and other outside experts.

ASC 450-20-50, paragraph 1, states, “Disclosure of the nature of an accrual made pursuant to the provisions of paragraph 450-20-25-2, and in some circumstances the amount accrued, may be necessary for the financial statements not to be misleading.” Furthermore, paragraph 1 of ASC 450-20-50 refers to certain examples illustrating the application of its requirements. The text of the standard and all of its illustrative examples indicate that the footnote should disclose the nature of the accrual. However, neither the text of the standard nor the examples requires that the registrant state that a loss is probable, reasonably possible, or remote. NuStar’s Commitments and Contingencies footnote includes a description of the factual basis underlying the loss contingency, the nature of the claim, the procedural posture, the relief sought and the background for each of our most significant contingent liabilities, as applicable. As a result, we believe we have satisfied the requirements of ASC 450-20-50 without stating our assessment of each matter’s likelihood of loss.

•	whether you have recorded a liability the amount accrued, if any;

ASC 450-20-50-1 states, “Disclosure of the nature of an accrual made pursuant to the provisions of paragraph 450-20-25-2, and in some circumstances the amount accrued, may be necessary for the financial statements not to be misleading.” Furthermore, paragraph 1 of ASC 450-20-50 refers to examples illustrating the application of its requirements. Both the text of the standard and the examples cited indicate that disclosure of the amount accrued may be necessary depending upon the circumstances.

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

July 13, 2010

With regard to each individual matter, we considered whether it was necessary to disclose the amount we had accrued on a matter-by-matter basis in order to ensure our financial statements are not misleading, and we concluded that the information currently provided in our Commitments and Contingencies footnotes allows our investors to fully assess the current and potential impact of our legal matters on our financial condition, results of operations and cash flows. Specifically, we considered that, as a limited partnership that makes quarterly cash distributions, the majority of our investors focus on the cash flow impact of any such matters. Disclosing the accrual in aggregate provides investors with the potential cash outflow associated with the matters. In addition to factors specific to each matter, we also considered the fact that the aggregate amount accrued for all matters represents only approximately 1.5% of the Partnership’s total assets, and 3.0% of the Partnership’s total equity as of December 31, 2009. Accordingly, we believe that our financial statements footnote contains the information necessary for our unitholders to assess the impact of our legal matters accruals and satisfies the requirements of ASC 450-20-50.

•	the possible loss or range of loss to the extent that you have not accrued a liability or if an exposure to loss exists in excess of the amount accrued

ASC 450-20-5-3 requires disclosure of the contingency if there is at least a reasonable possibility that a loss or an additional loss may have been incurred and either of the following conditions exist:

•	An accrual is not made for a loss contingency because any of the conditions in paragraph 450-20-25-2 are not met.

•	An exposure to loss exists in excess of the amount accrued pursuant to the provisions of paragraph 450-20-30-1.

As we have described above, the amounts we have accrued for each of the identified matters represent our best estimate of the potential loss. In each matter, we have estimated the required accrual amount as described above, specifically utilizing the advice of counsel, the input and experience of our management, and, if needed, analysis by third party experts. Our inclusion of the amounts sought by the respective counterparties in the Grace matter and the Eres matter is not intended to represent the reasonably possible additional loss with respect to those matters. Rather, the amounts sought are included in our disclosure as part of our factual description of the relief sought by the applicable counterparty. Based on the information currently available to us and our best estimate of potential loss, we do not believe it is reasonably possible that a material potential loss exists in excess of the amounts recorded. Therefore, the requirements of ASC 450-20-50-3 did not apply. Should additional events occur in any matter that would lead us to conclude that it is reasonably possible that a material potential loss exists in excess of the amounts recorded, we will continue to evaluate and analyse our disclosure obligations.

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

July 13, 2010

Note 15. Derivatives and Risk Management Activities, page 84

8.	We note that as of December 31, 2009, the combined volume of your long and short positions on an absolute basis totaled 11,619,000 barrels of oil for commodity contracts designated as fair value hedges and 230,000 barrels of oil for commodity contracts designated as cash flow hedges. Further, we note your tabular disclosure that reflects a net derivative liability of $30,788 with respect to commodity derivatives as of December 31, 2009. Please clarify why and how these positions differ from the positions and related volumes and net derivative liability disclosed on page 58.

Response: The disclosures on page 58 satisfy the requirements of Item 305 of Regulation S-K “Quantitative and Qualitative Disclosures About Market Risk.” Item 305 states, “Registrants shall provide, in their reporting currency, quantitative information about the market risks as of the end of the latest fiscal year, in accordance with one of the three following disclosure alternatives.” At December 31, 2009, certain of our derivative commodity contract liabilities have not settled but are no longer exposed to market risk because the market price will no longer fluctuate. As an example, certain of our derivative commodity contract liabilities are based upon market prices as of December 31, 2009, but did not settle until January 1, 2010. The commodity contracts included on page 58 represent that portion of the total volume and liability in Note 15 that continue to have exposure to price changes at the end of the year. The disclosure included in Note 15 on page 85 represents the volume and liability for all commodity contracts as of December 31, 2009.

To further clarify our future filings, we will replace “The following tables provide information about our derivative instruments, the fair value of which will fluctuate with changes in commodity prices:” on page 58 with the following:

“The commodity contracts disclosed below represent only those contracts exposed to commodity price risk at the end of the period. Please refer to Note 15 of Notes to Consolidated Financial Statement in Item 8. “Financial Statements and Supplemental Data” for the volume and related fair value of all commodity contracts.”

9.	We note your tabular disclosure which indicates that during the year ended December 31, 2009 you recognized a $22,939 loss in income for the effective portion of commodity contracts designated as fair value hedges. In addition, you recognized a $35,512 gain in income on the underlying hedged item as well as a $12,573 gain on the ineffective portion of your derivatives. Please tell us how you determined that the hedging relationship, both at inception and on an ongoing basis, is highly effective in offsetting changes in fair value attributable to the hedged risk during the period that the hedge is designated. Refer to ASC 815-20-25-75.

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

July 13, 2010

Response: We acknowledge that ASC 815-20-25-75 states, “To qualify for hedge accounting, the hedging relationship, both at inception of the hedge and on an ongoing basis, shall be expected to be highly effective in achieving either of the following:

a.	Offsetting changes in fair value attributable to the hedged risk during the period that the hedge is designated (if a fair value hedge)

b.	Offsetting cash flows attributable to the hedged risk during the term of the hedge (if a cash flow hedge).”

At the inception of all fair value hedging relationships, we determine the expected effectiveness of the relationship in achieving offsetting changes in fair value using a regression analysis to calculate the correlation of past changes in the fair values of the items included in the hedging relationship for a period of time commensurate with the term of the hedging relationship. On an ongoing basis, and at least quarterly, NuStar evaluates the expected effectiveness of its hedging relationships with additional regression analyses. If there is significant ineffectiveness for a hedging relationship in any period, we update the regression analysis to determine whether the expectation of effectiveness still exists in order to continue to apply hedge accounting.

Our regression analyses consistently demonstrated that, although a gain of approximately $12.6 million was recognized, the underlying hedging relationships remained highly effective during the period.

Exhibits and Financial Statement Schedules, page 155

Exhibit 10.23

10.	Ensure that you have filed all material contracts. For example, we note that the sale and purchase agreement, dated November 5, 2007, by and between CITGO Asphalt Refining Company and NuStar Asphalt Refining, LLC, which you filed as an exhibit to your Form 10-K for the year ended December 31, 2007, refers to a form of crude oil sales agreement (Exhibit E), which was not included with the version of the contract filed as Exhibit 10.37. It appears that this might be the CSA referred to at page 83. Please explain why you have not filed it as an exhibit. Also ensure that you file your material contracts in complete form, including all material schedules or other attachments. Lastly, we note that your exhibit list indicates that this Exhibit 10.37 was filed with your Form 10-K for the fiscal year ended December 31, 2008, when in fact it was filed with the prior year’s Form 10-K. Please correct your reference.

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

July 13, 2010

Response: We filed the crude oil sales agreement on the Partnership’s current report on Form 8-K dated March 20, 2008 and filed March 25, 2008; however, we did not list that filing on our cumulative list of exhibits for the Company’s and the Partnership’s respective Form 10-K. We will include the crude oil sales agreement in Item 15 in our future filings.

In future filings, we will ensure that we have filed all of our material contracts in complete form, including all material schedules or other attachments, and we will also correct the reference for Exhibit 10.37.

Form 10-Q for Quarterly Period Ended March 31, 2010

Asphalt and Fuels Marketing, page 28

11.	We note your disclosure that sales and cost of product sales increased $307.6 million and $305.9 million, respectively, resulting in an increase in total gross margin of $1.6 million during the three months ended March 31, 2010, compared to the three months ended March 31, 2009, primarily due to higher volumes sold. Please clarify if this increase relates to asphalt or fuels marketing and specify why the related margin as a percentage of sales was substantially less than your historical margins for these businesses.

Response: A variety of factors contribute to the volatility of the results of operations for our Asphalt and Fuels Marketing segment. In the relatively short period of time that we have been involved in the Asphalt and Fuels Marketing operations, the margin and earnings from these operations have fluctuated significantly due to the seasonality of the asphalt operations, the market forces that have an impact on commodity prices and the effects of our hedging positions. For these reasons, we did not believe comparing the current period margin percentage to that of the preceding year would provide the investor with additional meaningful information that was not already available in the analyses we included in our discussion.

In future filings, we will clarify the cause of the variance with language similar to the following: The gross margin for our asphalt operations increased $4.3 million mainly due to higher volumes despite a slightly lower gross margin per barrel. The gross margin for our fuels marketing operations decreased $2.7 million due to higher hedging losses, which was partially offset by higher volumes and a slight increase in gross margin per barrel.

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

July 13, 2010

NuStar GP Holdings, LLC

Form 10-K for Fiscal Year Ended December 31, 2009

Note 13. Unit-Based Compensation, page 65

12.	We note that under the 2006 Long-Term Incentive Plan you awarded NuStar GP Holdings restricted units and unit options to your employees, consultants and directors. Please clarify how the grants of restricted units and unit options impact your earnings per share-diluted. In addition, to the extent you issue NuStar GP Holdings shares to your employees that are contingently returnable, please clarify how this impacts your calculation of shares outstanding for basic and diluted EPS.

Response: In accordance with ASC 260-10-45-61A, the Company treats restricted units as participating securities in computing earnings per unit-basic pursuant to the two-class method because they contain non-forfeitable rights to dividends or dividend equivalents. Therefore, the impact of outstanding unvested restricted units, which was not material, is included in the calculation of earnings per unit-basic and does not impact earnings per unit-diluted. The Company disclosed its policy in this regard in Note 11 on page 59.

For all years presented, the impact of outstanding unit options was anti-dilutive. As a result, the unit options were excluded from the calculation of earnings per unit-diluted. The Company disclosed this information in Note 11 on page 59.

The Company has not issued any contingently returnable units.

Exhibits and Financial Statement Schedules, page 120

Exhibits 31.01

13.	The certifications you filed omit the required introductory language in paragraph 4 as well as in paragraph 4(b) referring to internal control over financial reporting. Please provide corrected certifications. This same comment applies to your Form 10-Q for the period ended March 31, 2010.

Response: We regret our omission of the required language, and we have filed a Form 10-K/A and a Form 10-Q/A for the Company, in each case consisting of a cover page, explanatory note and signature page, along with paragraphs 1, 2, 4 and 5 of the certifications.

NuStar acknowledges that (i) each of the Company and the Partnership is responsible for the adequacy and accuracy of the disclosure in each of its respective filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) NuStar may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

July 13, 2010

If you have any questions regarding the foregoing response or require additional information, please contact me at 210.918.2512 or amy.perry@nustarenergy.com.

Sincerely,

/s/ Amy L. Perry
Amy L. Perry

Vice President, Assistant General Counsel and Corporate Secretary
NuStar GP, LLC

cc:	Curtis V. Anastasio, Chief Executive Officer, NuStar GP, LLC
Bradley C. Barron, Senior Vice President and General Counsel, NuStar GP, LLC
Thomas R. Shoaf, Vice President and Controller, NuStar GP, LLC
Jorge del Alamo, Assistant Controller, NuStar GP, LLC